

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 9, 2011

Peter Klamka
Chief Executive Officer
WTTJ Corp.
17033 S. Dixie Highway
Miami, FL 33157

   Re: WTTJ Corp.
     Registration Statement on Form 10
     Filed August 13, 2010
     Form 10-K for the Year Ended December 31, 2010
     Filed April 15, 2011
     File No. 000-54082

Dear Mr. Klamka:

  We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

         Sincerely,

         /s/ Maryse Mills-Apenteng

         Maryse Mills-Apenteng
         Special Counsel